

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2024

Toby Z. Rice
Chief Executive Officer
EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, PA 15222

> **Re: EQT Corporation**
> **Registration Statement on Form S-4**
> **Filed May 17, 2024**
> **File No. 333-279498**

Dear Toby Z. Rice:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown at 202-551-3905 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matthew R. Pacey